WYNN LAS VEGAS, LLC

WYNN LAS VEGAS CAPITAL CORP.

3131 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 770-7000

July 1, 2010

VIA FACSIMILE

Jennifer Gowetski, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Wynn Las Vegas, LLC
Wynn Las Vegas Capital Corp.
Registration Statement on Form S-4
Filed May 6, 2010
File No. 333-166563

Dear Ms. Gowetski:

Wynn Las Vegas, LLC, a Nevada limited liability company, Wynn Las Vegas Capital Corp., a Nevada corporation, and each of the guarantors set forth on the signature page hereto (collectively, the “Registrants”) are registering an exchange offer of (i) 7 7 /8% First Mortgage Notes due 2017 issued on October 19, 2009 (the “Old 2017 Notes”) for 7 7/8% First Mortgage Notes due 2017 (the “New 2017 Notes”) and (ii) 7 7/8% First Mortgage Notes due 2020 issued on April 28, 2010 (together with the Old 2017 Notes, the “Old Notes”) for 7 7/8% First Mortgage Notes due 2020 (together with the New 2017 Notes, the “New Notes”), such New Notes having been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 (File No. 333-166563) (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (publicly available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993). The Registrants represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

Securities and Exchange Commission

2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993)) in connection with any resale of such New Notes.

5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6. None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

[signature pages follow]

Securities and Exchange Commission

Very truly yours,

WYNN LAS VEGAS, LLC

By:	WYNN RESORTS HOLDINGS, LLC, its sole member

By:	WYNN RESORTS, LIMITED, its sole member

By:	/s/ Kim Sinatra
	Name:	Kim Sinatra
	Title:	Senior Vice President, General Counsel and Secretary

WYNN LAS VEGAS CAPITAL CORP.

By:	/s/ Kim Sinatra
	Name:	Kim Sinatra
	Title:	Secretary

Securities and Exchange Commission

LAS VEGAS JET, LLC

By:	WYNN LAS VEGAS, LLC, its sole member

By:	WYNN RESORTS HOLDINGS, LLC, its sole member

By:	WYNN RESORTS, LIMITED, its sole member

By:	/s/ Kim Sinatra
	Name:	Kim Sinatra
	Title:	Senior Vice President, General Counsel and Secretary

KEVYN, LLC

By:	WYNN LAS VEGAS, LLC, its sole member

By:	WYNN RESORTS HOLDINGS, LLC, its sole member

By:	WYNN RESORTS, LIMITED, its sole member

By:	/s/ Kim Sinatra
	Name:	Kim Sinatra
	Title:	Senior Vice President, General Counsel and Secretary

Securities and Exchange Commission

WORLD TRAVEL, LLC

By:	WYNN LAS VEGAS, LLC, its sole member

By:	WYNN RESORTS HOLDINGS, LLC, its sole member

By:	WYNN RESORTS, LIMITED, its sole member

By:	/s/ Kim Sinatra
	Name:	Kim Sinatra
	Title:	Senior Vice President, General Counsel and Secretary

WYNN SUNRISE, LLC

By:	WYNN LAS VEGAS, LLC, its sole member

By:	WYNN RESORTS HOLDINGS, LLC, its sole member

By:	WYNN RESORTS, LIMITED, its sole member

By:	/s/ Kim Sinatra
	Name:	Kim Sinatra
	Title:	Senior Vice President, General Counsel and Secretary

Securities and Exchange Commission

WYNN SHOW PERFORMERS, LLC

By:	WYNN LAS VEGAS, LLC, its sole member

By:	WYNN RESORTS HOLDINGS, LLC, its sole member

By:	WYNN RESORTS, LIMITED, its sole member

By:	/s/ Kim Sinatra
	Name:	Kim Sinatra
	Title:	Senior Vice President, General Counsel and Secretary

WYNN GOLF, LLC

By:	WYNN LAS VEGAS, LLC, its sole member

By:	WYNN RESORTS HOLDINGS, LLC, its sole member

By:	WYNN RESORTS, LIMITED, its sole member

By:	/s/ Kim Sinatra
	Name:	Kim Sinatra
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Erin E. Martin, Esq.
Securities and Exchange Commission

Matt Maddox
Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp.

Casey T. Fleck, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP